Par Pharmaceutical Holdings, Inc.

One Ram Ridge Road

Chestnut Ridge, New York 10977

September 25, 2015

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Johnny Gharib/John Krug – Legal
Sasha Parikh/Jim Rosenberg – Accounting
Re:	Par Pharmaceutical Holdings, Inc. — Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-202710)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Par Pharmaceutical Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-202710), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 13, 2015.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates due to the acquisition of the Company by Endo International plc. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Par Pharmaceutical Holdings, Inc., Attention: Barry J. Gilman, One Ram Ridge Road, Chestnut Ridge, New York 10977, facsimile number (845) 573-5600, with a copy to the Company’s counsel, Skadden, Arps, Slate, Meagher & Flom LLP, Attention: Stacy J. Kanter, Four Times Square, New York, NY 10036, facsimile number (917) 777-3497.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Stacy J. Kanter at (212) 735-3497 or stacy.kanter@skadden.com.

Sincerely,

Par Pharmaceutical Holdings, Inc.

/s/ Michael A. Tropiano
Name:	Michael A. Tropiano
Title:	Executive Vice President and Chief Financial Officer